UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 3)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034 30 3

(CUSIP Number)

Sterling Mulacek, Director

Energy Evolution Master Fund, Ltd.

25025 Interstate 45 North, STE 420

The Woodlands TX, 77380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 292034 30 3	13D	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS
Energy Evolution Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,925,815

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,925,815

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,925,815

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 292034 30 3	13D	Page 3 of 9 pages

This Schedule 13D (Amendment No. 3) amends and restates in its entirety the Schedule 13D that was originally filed on June 24, 2021, as amended by Amendment No. 1 thereto filed on October 12, 2021, and Amendment No. 2 thereto filed on January 10, 2022. All pricing and share references give effect to and reflect the 1-for-4 reverse common stock split effective March 7, 2022.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relates are shares of common stock, par value $0.001 per share (“Common Stock”), of Empire Petroleum Corporation (the “Company”).

The address of the Company’s principal executive office is 2200 S. Utica Place, Suite 150, Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The business address of Energy Evolution Master Fund, Ltd. is 25025 I-45 North, Suite 420, The Woodlands, Texas 77380.

Energy Evolution Master Fund, Ltd. (such fund and its affiliates, “EEF”) is an investment fund organized in the Cayman Islands that focuses on investing in oil and gas assets as well as companies transitioning to a low-carbon and alternative energy economy.

EEF has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

EEF has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each director and executive officer (the “Listed Persons”) required by Item 2 is set forth on Schedule I and incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 6, 2020, Petroleum Independent & Exploration LLC, a Nevada limited liability company (“PIE”), partially assigned to EEF warrants so EEF had the right to purchase (a) up to 25,000 shares of Common Stock at an exercise price of $0.40 per share (the “Assigned PIE-3 Warrant”), and (b) 63,750 shares of Common Stock at an exercise price of $0.564 per share (the “Assigned PIE-4 Warrant”). On March 11, 2021, EEF exercised the Assigned PIE-3 Warrant and the Assigned PIE-4 Warrant in full for an aggregate exercise price of $45,955. EEF funded the exercise prices of these warrants using its working capital.

On or about March 30, 2021, the Company closed an offering of shares of its Common Stock along with warrants to purchase shares of Common Stock. In connection with such offering, on or about March 24, 2021, EEF purchased 75,000 shares of Common Stock and a warrant to purchase up to 75,000 shares of Common Stock at an exercise price of $2.00 per share (the “EEF Warrant-1”) for an aggregate purchase price of $105,000. The purchase price was funded using EEF’s working capital. On or about March 30, 2021, Phil E. Mulacek assigned a warrant to EEF to purchase up to 150,000 shares of Common Stock at an exercise price of $2.00 per share (the “EEF Warrant-2”). On or about May 14, 2021, EEF exercised the EEF Warrant-1 and EEF Warrant-2 in full for an aggregate exercise price of $450,000. Such exercise prices were funded using EEF’s working capital.

CUSIP NO. 292034 30 3	13D	Page 4 of 9 pages

On May 14, 2021, Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company d/b/a Green Tree New Mexico (“Green Tree New Mexico”), issued that certain Senior Secured Convertible Note due December 31, 2021, in the aggregate principal amount of $16,250,000 (the “Secured Convertible Note”) to EEF. The Secured Convertible Note was purchased using EEF’s working capital. Under the Secured Convertible Note, 40% of the principal amount outstanding together with accrued interest thereon (the “Maximum Convertible Amount”) could be converted at a conversion price of $5.00 per share (the “Conversion Price”) into Common Stock, or an aggregate of 1,300,000 shares of Common Stock (without giving effect to any interest that may be converted). The Conversion Price was subject to customary downward adjustments. As partial consideration for the issuance of the Secured Convertible Note, the Company issued (a) 375,000 shares of Common Stock along with (b) a warrant certificate (the “Note Warrant”) to purchase up to 750,000 shares of Common Stock (the “Note Warrant Shares”) at an exercise price of $4.00 per Note Warrant Share. Under the Note Warrant, the exercise price was subject to customary downward adjustments, including in the event that the Company conducted capital raises at a valuation of less than $4.00 per share of Common Stock. Effective as of June 15, 2021, EEF partially exercised the Note Warrant by acquiring 375,000 shares of Common Stock for an aggregate exercise price of $1,500,000. Effective as of June 16, 2021, EEF exercised the remaining portion of the Note Warrant by acquiring 375,000 shares of Common Stock for an aggregate exercise price of $1,500,000. Such exercise prices were funded using EEF’s working capital.

Also, on May 14, 2021, Green Tree New Mexico issued that certain Unsecured Convertible Note due May 9, 2022 in the aggregate principal amount of $1,500,000 (the “Unsecured Convertible Note”) to Phil E. Mulacek. The Unsecured Convertible Note was purchased using Mr. Mulacek’s personal funds. Under the Unsecured Convertible Note, 100% of the principal amount outstanding, together with accrued interest thereon, may be converted at a conversion price of $5.00 per share into Common Stock, or an aggregate of 300,000 shares of Common Stock (without giving effect to any interest that may be converted). Effective as of May 14, 2021, Mr. Mulacek converted the Unsecured Convertible Note in full by acquiring 300,000 shares of Common Stock and then contributed such 300,000 shares to EEF.

To incentivize Mr. Mulacek to purchase the Unsecured Convertible Note, executive officers of the Company entered into arrangements with Mr. Mulacek, pursuant to which Mr. Mulacek had the right to purchase up to 150,000 shares of Common Stock from such executive officers for $3.00 per share. Mr. Mulacek contributed such rights to EEF. On or about May 27, 2021, EEF exercised such rights in full. EEF used its working capital to exercise such rights.

On or about June 1, 2021, third parties transferred 525,000 shares of Common Stock to EEF in exchange for an ownership interest in EEF on the basis of a valuation of $3.00 per share for each share of Common Stock.

On September 29, 2021, the Company and Green Tree New Mexico entered into a Loan Modification Agreement with EEF that made certain modifications to the Secured Convertible Note. In connection with the Loan Modification Agreement, among other things, (i) EEF converted $6,500,000 of principal under the Secured Convertible Note along with accrued interest into 1,323,802 shares of Common Stock on September 30, 2021, (ii) the maturity date of the Secured Convertible Note was extended from December 31, 2021 to June 30, 2023, (iii) the Company issued a Common Share Warrant Certificate dated as of September 30, 2021 pursuant to which EEF had the right to acquire 500,000 shares of Common Stock at an exercise price of $5.00 per share on or before December 31, 2023 (the “Loan Modification Warrant”), (iv) each quarterly interest payment under the Secured Convertible Note became

CUSIP NO. 292034 30 3	13D	Page 5 of 9 pages

payable in shares of Common Stock converted at a conversion price of $5.00 per share unless EEF otherwise elected to be paid in cash, and (v) upon maturity of the Secured Convertible Note, EEF would have the option to convert the remaining principal balance, along with accrued interest, into Common Stock of the Company in lieu of cash payment. EEF used its working capital in connection with the conversion described in this paragraph.

On December 30, 2021, the Company, Green Tree New Mexico, and EEF amended the Secured Convertible Note so that EEF could covert 100% of the principal and accrued interest outstanding under the Senior Convertible Note, and EEF converted 100% of the principal ($5,715,353) and accrued interest ($55,075) outstanding under the Secured Convertible Note into 1,154,085 shares of Common Stock. EEF used its working capital in connection with this conversion.

On July 20, 2023, EEF exercised in full the Loan Modification Warrant by acquiring 500,000 shares of Common Stock for an aggregate exercise price of $2,500,000. EEF funded such exercise price using its working capital.

On August 9, 2023, the Company acquired a one-year option to acquire certain oil and gas working interests owned by a subsidiary of EEF (the “Purchase Option”). In exchange for the Purchase Option, the Company issued 67,000 shares of Common Stock valued at $600,990 (or $8.97 per share) to EEF.

On September 19, 2023, EEF made a bridge loan to Empire North Dakota LLC, a Delaware limited liability company (“Empire North Dakota”) and a wholly owned subsidiary of the Company, in the amount of $5,000,000 with a maturity date of October 31, 2023 (the “Bridge Loan”). On October 31, 2023, EEF entered into an amendment to the Bridge Loan with Empire North Dakota for the sole purpose of extending the maturity date of the Bridge Loan from October 31, 2023, to November 9, 2023. On November 9, 2023, EEF amended and restated the Bridge Loan with Empire North Dakota (the “Amended and Restated Bridge Loan”) for the purpose of, among other things: (a) extending the maturity date of the Bridge Loan from November 9, 2023 to December 31, 2024; and (b) providing that interest payments would be paid in shares of Common Stock instead of cash on each of the following dates (or if any such date is not a business day, the next following business day), except upon the occurrence of an Event of Default (as defined in the Amended and Restated Bridge Loan), in which case interest would accrue and be paid in cash on demand: (i) November 16, 2023; (ii) December 31, 2023; (iii) March 31, 2024; (iv) June 30, 2024; (v) September 30, 2024; and (v) December 31, 2024.

On November 29, 2023, the Company entered into a Securities Purchase Agreement with EEF, pursuant to which EEF purchased 1,256,832 shares of Common Stock for an aggregate purchase price of $10,054,657.53 (or $8.00 per share), of which (a) $2,000,000 was advanced in cash to the Company on November 22, 2023, (b) $3,000,000 was paid in cash to the Company and (c) $5,054,657.53 was paid through cancellation and extinguishment of the outstanding principal amount and all accrued interest thereon under the Amended and Restated Bridge Loan  (the “Securities Purchase Agreement”). EEF used its working capital for the purchase of the shares described in this paragraph that were purchased with cash. The Securities Purchase Agreement also contains certain covenants, representations and warranties, and other customary terms and conditions, including the Company using its commercially reasonable best efforts to register the resale of the shares of Common Stock of the Company acquired under the Securities Purchase Agreement under the Securities Act of 1933, as amended, by February 15, 2024.

On February 16, 2024, the Company issued a promissory note in the aggregate principal amount of $5,000,000 (the “2024 Bridge Note”) to EEF. On February 16, 2024, EEF advanced the Company $2,500,000 under the 2024 Bridge Note and on March 13, 2024, EEF advanced the remaining $2,500,000 to the Company. EEF used its working capital for the purchase of the 2024 Bridge Note. All or any

CUSIP NO. 292034 30 3	13D	Page 6 of 9 pages

portion of the outstanding principal amount of the 2024 Bridge Note was permitted to be converted into shares of Common Stock of the Company at a conversion price of $6.25 per share, at the option of EEF, at any time and from time to time. The 2024 Bridge Note was scheduled to mature on February 15, 2026 (the “Maturity Date”). At the option of EEF, interest payments would be paid either in cash or in shares of Common Stock of the Company on each of the following dates (or if any such date was not a business day, the next following business day), except upon the occurrence of an Event of Default (as defined in the 2024 Bridge Note), in which case interest would accrue and be paid in cash on demand: (i) March 31, 2024; (ii) June 30, 2024; (iii) September 30, 2024; (iv) December 31, 2024; (v) March 31, 2025; (vi) June 30, 2025; (vii) September 30, 2025; (viii) December 31, 2025; and (ix) the Maturity Date.

On March 7, 2024, the Company initiated a rights offering to holders of Common Stock, as described in the Company’s prospectus supplement dated March 7, 2024, as supplemented by the Company’s prospectus supplement dated March 28, 2024 (the “Rights Offering”). Pursuant to the Rights Offering, each holder of Common Stock of record as of March 7, 2024 received at no charge one right for each share of Common Stock, and each right carried with it a basic subscription right, which entitled the holder to purchase 0.161 of a share of Common Stock, and an over-subscription right, which entitled holders that exercised their basic subscription rights in full to subscribe for additional shares of Common Stock that were not purchased by other stockholders pursuant to their basic subscription rights, subject to proration. The subscription rights had a subscription price of $5.00 per whole share of Common Stock.

The Rights Offering expired at 5:00 p.m., Eastern Time, on April 10, 2024 and was fully subscribed. On April 22, 2024, pursuant to the exercise in full of subscription rights, including over-subscription rights, EEF purchased 1,606,546 shares of Common Stock for an aggregate subscription price of 8,032,730. EEF used its working capital for the purchase of the shares in the Rights Offering.

On April 19, 2024, a subsidiary of the Company partially exercised a three-year purchase option originally issued on August 9, 2023 (the “Purchase Option”) to acquire in its own name a portion of certain non-operated oil and gas working interests and related assets jointly owned with a subsidiary of EEF. The assets acquired represented approximately 60% of the total assets originally subject to the Purchase Option (the “Option Assets”). Upon closing of the partial exercise of the Purchase Option, the Company issued EEF 600,000 shares of Common Stock at an agreed price of $5.00 per share in payment of the exercise price of $3,000,000 on behalf of its subsidiary. Pursuant to the remaining unexercised portion of the Purchase Option, the Company’s subsidiary has the right to acquire the remaining Option Assets for an exercise price of $2,000,000, subject to certain adjustments and payable in cash, unless the parties agree that some or all may be paid by issuance of Common Stock to EEF. The Purchase Option expires on August 9, 2026.

On May 24, 2024, EEF converted the outstanding principal amount of the 2024 Bridge Note in full into shares of Common Stock at the stipulated $6.25 conversion price, receiving 800,000 shares of Common Stock. All accrued interest on the 2024 Bridge Note through the conversion date was paid in cash. Under the anti-dilution provisions of the 2024 Bridge Note, by virtue of the Rights Offering, upon exercise of the 2024 Bridge Note, EEF became entitled to receive a warrant to purchase 128,800 shares of Common Stock at an exercise price of $5.00 per share (the “Conversion Warrant”). The Conversion Warrant was issued on May 30, 2024, and was exercisable on or before July 31, 2024. On June 28, 2024, EEF exercised the Conversion Warrant in full for an aggregate exercise price of $644,000. EEF funded the exercise price of the Conversion Warrant using its working capital.

CUSIP NO. 292034 30 3	13D	Page 7 of 9 pages

ITEM 4.  PURPOSE OF TRANSACTION

EEF acquired and owns or owned the shares of Common Stock, convertible notes, and warrants to purchase Common Stock, as described herein, for investment purposes. EEF may, from time to time, depending on prevailing market, economic, and other conditions, acquire additional shares of Common Stock or other securities of the Company, dispose of any such securities, or engage in discussions with the Company concerning such acquisitions or dispositions or further investments in the Company. EEF intends to review its investment in the Company from time to time and, depending upon its assessment of pertinent factors, including without limitation, the price and availability of shares of Common Stock or other securities of the Company, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to EEF, general stock market and economic and industry conditions and tax considerations, may decide at any time to increase or to decrease the size of its investment in the Company in the open market, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise.

Except as described in this Schedule 13D, EEF does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, EEF, at any time and from time to time, may review, reconsider, and change its position and/or change its purpose and/or develop such plans or proposals.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	EEF is the beneficial owner of 9,925,815 shares of Common Stock, or 31.7% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Schedule 13D for EEF is based on 31,221,006 outstanding shares of Common Stock as of June 17, 2024, which figure was provided by the Company, plus the 128,800 shares of Common Stock issued upon exercise of the Conversion Warrant.

(b)	The responses of EEF to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

The information on Schedule I is incorporated by reference herein.

EEF expressly disclaims “group” status within the meaning of Section 13(d)(3) of the Securities Exchange Act with the Listed Persons or any other person, and the inclusion of shares of Common Stock referred to in this Schedule 13D attributable to the Listed Persons shall not be deemed to be an admission of “group” status for purposes of Section 13(d) of the Act or for any other purpose.

CUSIP NO. 292034 30 3	13D	Page 8 of 9 pages

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Energy Evolution Master Fund, Ltd.

Date: July 10, 2024	By: /s/ Sterling Mulacek
Name: Sterling Mulacek Title: Director

CUSIP NO. 292034 30 3	13D	Page 9 of 9 pages

Schedule I

Directors and Executive Officers of Energy Evolution Fund, Ltd.

Philippe E. Mulacek

c/o E2 Investment Advisors, LLC

25025 Interstate 45 North, STE 420

The Woodlands, Texas 77380

Principal Occupation: Chief Investment Officer of E2 Investment Advisors, LLC, a private fund adviser

Citizenship: United States of America and France

Philippe E. Mulacek is a director of the Company. As of the date of this filing, Philippe E. Mulacek beneficially owns an aggregate of 5,737,679 shares of Common Stock. Philippe E. Mulacek’s transactions in Common Stock within the past 60 days are reported on Section 16 reports that Mr. Mulacek files with the SEC.

Mason H.W. Matchske

c/o E2 Investment Advisors, LLC

25025 Interstate 45 North, STE 420

The Woodlands, Texas 77380

Principal Occupation: Chief Portfolio Officer of E2 Investment Advisors, LLC, a private fund adviser

Citizenship: United States of America

Mr. Matchske is a director of the Company. As of the date of this filing, Mr. Matchske beneficially owns an aggregate of 750,196 shares of Common Stock. Mr. Matchske’s transactions in Common Stock within the past 60 days are reported on Section 16 reports that Mr. Matchske files with the SEC.

Sterling A. Mulacek

c/o E2 Investment Advisors, LLC

25025 Interstate 45 North, STE 420

The Woodlands, Texas 77380

Principal Occupation: Chief Administrative Officer of E2 Investment Advisors, LLC, a private fund adviser

Citizenship: United States of America

As of the date of this filing, Sterling A Mulacek beneficially owns an aggregate of 681,360 shares of Common Stock. Sterling A. Mulacek has not engaged in any transactions in Common Stock within the past 60 days.